Mail Stop 6010

Via Facsimile and U.S. Mail

October 6, 2005

Morton Reed, Ph.D.
President and Chairman of the Board
Litfunding Corp.
3700 Pecos McLeod Drive, Suite 100
Las Vegas, Nevada 89121

        Re: Litfunding Corp.
            Form 10-KSB for the fiscal year ended December 31, 2004
            Filed March 21, 2005
            File No. 000-49679

Dear Dr. Reed:

`   We have completed our review of your Form 10-KSB and have
No further comments at this time.

        Sincerely,

        Kevin Woody

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Morton Reed Ph.D.
Litfunding Corp